Exhibit 99.2

Aug 3, 2021

Dear Colleagues,

Today, we announced plans to acquire Translate Bio, and we are delighted to formally reach out and welcome you all to the Sanofi family.

As the Heads of Research and Development (John) and Vaccines (Thomas) at Sanofi, we are tremendously excited about the prospect of uniting our teams to further accelerate advances in mRNA technologies. Since our collaboration established in 2018, we have discovered a similarity of purpose, focus, and commitment — both in the areas of infectious disease and in developing novel therapeutics. Like you, we are dedicated to pushing the boundaries of science, and to making a meaningful difference in the lives of millions around the world.

In building the Sanofi pipeline, we have invested broadly in expanding our “toolbox” of modalities, and consequently our portfolio has become increasingly diverse. These include the nanobody platform that the company accessed when we brought Ablynx into the Sanofi family, as well as the synthetic biology platform we received last year when Synthorx joined us. We anticipate that adding Translate Bio’s novel and powerful mRNA platform will have significant synergies with our ongoing vaccines, immunology, oncology, and rare disease research efforts, and that in working together, we will design and deliver the next generation of transformative vaccines and therapeutics. In particular, we are excited by the opportunity to unlock key areas of mRNA vaccine innovation such as thermostability and tolerability improvements, which will be critical to delivering post-pandemic mRNA-based vaccines for use in routine immunization against a broad set of infectious diseases and across all ages.

In this regard, Sanofi is a global, diversified healthcare company with operations around the world. Our global commercial presence and established manufacturing footprint can help deliver Translate Bio’s pipeline to millions around the world, expanding the magnitude of your impact on human health.

Today marks the first step in this process. Until the deal is completed, which we expect to occur in the third quarter of 2021, subject to conditions, such as antitrust clearance and other customary requirements, Translate Bio will continue to operate as a separate company. During this time, it will be critical that you continue to advance your pipeline with the urgency that patients would expect.

In closing, we look forward to welcoming you properly to the Sanofi family and to ensuring a smooth transition for the Translate Bio teams. We are extremely excited to work with you in advancing our ambitions to transform the practice of medicine and reinvent health protection.

With our best wishes,

John Reed, MD., Ph.D.	Thomas Triomphe
Global Head, Sanofi Research and Development	Global Head, Sanofi Vaccines Global Business Unit

Additional Information and Where to Find It

The tender offer for the outstanding shares of Translate Bio common stock referenced in the press release has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the SEC, upon the commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Translate Bio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. TRANSLATE BIO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF TRANSLATE BIO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Translate Bio stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi or Translate Bio. Copies of the documents filed with the SEC by Translate Bio will be available free of charge on Translate Bio’s internet website at www.translate.bio or by contacting Translate Bio’s Investor Relations Department at tdahlman@translate.bio. Copies of the documents filed with the SEC by Sanofi will be available free of charge on Sanofi’s internet website at https://www.sanofi.com/en/investors or by contacting Sanofi’s Investor Relations Department at investor.relations@sanofi.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sanofi files annual and special reports and other information with the SEC and Translate Bio files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Sanofi and Translate Bio at the SEC public reference room at 100 F. Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Sanofi’s and Translate Bio’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.